20008325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. J. & M. Geldzahler

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1527 58th Street
(No. and Street)

Brooklyn,	NY	11219-4748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith Geldzhaler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. J. & M. Geldzahler, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

ERAN ABRAHAM
Notary Public - State of New York
NO. 01AB6395809
Qualified in Kings County
My Commission Expires Aug 5, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.J. & M. Geldzahler

(SEC I.D. No. 8-16452)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J.J. & M. Geldzahler

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.J. & M. Geldzahler as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.J. & M. Geldzahler as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.J. & M. Geldzahler's management. Our responsibility is to express an opinion on J.J. & M. Geldzahler's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.J. & M. Geldzahler in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of J.J. & M. Geldzahler's financial statements. The supplemental information is the responsibility of J.J. & M. Geldzahler's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as J.J. & M. Geldzahler's auditor since 2017.

Bethlehem, Pennsylvania

February 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	24,460
Accounts receivable		885
Total Assets	$	25,345

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	8,305
Total Liabilities		8,305
Contingencies		-
Partners' capital		17,040
Total Liabilities and Partners' Capital	$	25,345

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Mutual Funds	$	32,864
Gain on sale of securities		2,892
Interest / Dividend Income		185
Total Revenues		35,941
Expenses:		
Professional fees		12,025
Regulatory fees		2,000
Telephone and utilities		4,011
Rent		8,100
Office expense		14,925
Total Expenses		41,061
Net Loss	$	(5,120)

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:		
Net Loss	$	(5,120)
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		248
Increase in accounts payable and accrued expenses		6,030
Net Cash Provided by Operating Activities		1,158
Cash Flows from Investing Activities:		
Sale of Investment in Marketable Securities		16,314
Net Cash Provided by Investing Activities		16,314
Cash Flows from Financing Activities:		
Distributions to partners		(41,706)
Net Cash Used in Financing Activities		(41,706)
Net (Decrease) In Cash		(24,234)
Cash at beginning of the year		48,694
Cash at end of the year	$	24,460

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2019

		Total Partners' Capital
Balance, January 1, 2019	$	63,866
Distributions to partners		(41,706)
Net Income (Loss)		(5,120)
Balance, December 31, 2019	$	17,040

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OFOPERATIONS

J. J. & M Geldzahler (the Company) is a New York general partnership and a broker dealer registered under Section (I 5b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on April 1971 in the State of New York, and has its principal business location in Brooklyn, New York.

The Company earns commissions from the sale of shares in regulated investment companies, but does not carry securities accounts for customers nor perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements

Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commission schedule. Additionally, the Company receives "Trail Commissions" which are based on the account holdings of customers who have invested in the funds through the Company. Commission income is generally received in the monthearned.

The Company accounts for revenue in accordance ASC Topic 606, Revenue From Contracts With Customers. No cumulative adjustments to partner's capital was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligation are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Mutual Fund Fees

The Company enters into agreements with Mutual Funds to distribute shares to investors. The Company may receive fees paid by the fund upfront, overtime, upon the investors exit from the fund, or as a combination thereof. The Company believes that it's performance obligations is the sale of securities to investors and as such this is fulfilled on the trade date. Mutual Fund fees recognized in the current period are related to performance obligations that has been satisfied in prior period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent amounts due for commissions earned and are considered to be fully collectible by management. Accordingly, no allowance for doubtful accounts is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company represents a limited number of fund distributors. One of the fund distributors accounted for approximately 83% of the Company's income for the year ended December 31, 2019.

Financial instruments potentially subjecting the Company to concentrations of credit risk consist of cash balances in banks. The Company's cash balances are on deposit in federally insured accounts, and bank balances generally do not exceed limits of federal deposit insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820) requires the Company to disclose estimated fair values for its financial instruments. Fair value estimate methods and assumptions for financial instruments are as follows: The carrying amount of cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of their short maturity-under a year.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

3. INCOME TAXES

The Company is organized as a general partnership. As a result, the Company is generally not subject to federal or state income taxation. Instead, each partner is taxed on his or her distributive share of the Company's income, losses, deductions, credits, and related tax items.

The City of New York, however, imposes an unincorporated businesses tax (UBT) when business taxable income of an unincorporated entity exceeds $90,000. While the Company is an "unincorporated entity," no UBT tax was due for 2019.

The Company follows FASB ASC 740-Income Taxes. This topic provides guidance for recognizing and measuring uncertain tax positions. This topic also prescribes threshold conditions that tax positions must meet for any of the benefits of the uncertain tax positions to be recognized in the financial statements. It also provides accounting guidance on derecognizing classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2019.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December 31, 2019, the Company did not recognize any interest or penalties related to income taxes. The Company is currently subject to a three-year statute of limitations on routine tax matters. The Company files a U.S. Return of Partnership Income (Form 1065), New York State (Form IT-204), and New York City Unincorporated Business Tax returns.

4. PARTNERS' CAPITAL

From time to time the Company distributes current or previously earned income to partners. For the year ended December 31, 2019 aggregate distributions to partners were $41,706.

5. COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $675 plus utilities, and it is paid directly to the provider on a usage basis. The lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Operations was $8,100 for the year ended December 31, 2019.

6. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $16,155 which was $11,155 in excess of the amount required.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2020, which is the date the financial statements were available to be issued.

J.J. & M. GELDZAHLER

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Sch I

NET CAPITAL:		
Total partners' capital	$	17,040
Deductions and/or charges:		
Non-allowable assets		(885)
Net capital before haircuts on securities positions		16,155
Haircuts on securities positions		(0)
Net Capital	$	16,155
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	8,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital Required (6-2/3% of aggregate indebtedness)		554
Minimum net capital required	$	5,000
Excess net capital	$	11,555
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	10,155
Ratio: Aggregate indebtedness to net capital is		.51 to 1

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2019 is attributable to the following:

Net capital reported by the Company	$	7,850
Adjustments:		
Add: Elimination for deduction for ownership equity not allowed		8,305
Net capital per audited report:	$	16,155

See Independent Auditor's Report.

J.J. & M. GELDZAHLER

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2018

Sch II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company' s activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J.J. & M. Geldzahler

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) J.J. & M. Geldzahler identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.J. & M. Geldzahler claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) J.J. & M. Geldzahler stated that J.J. & M. Geldzahler met the identified exemption provisions throughout the most recent fiscal year without exception. J.J. & M. Geldzahler's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.J. & M. Geldzahler's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

Febuary 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Partners
of J.J. & M. Geldzahler

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by J.J. & M. Geldzahler and the SIPC, solely to assist you and the SIPC in evaluating J.J. & M. Geldzahler's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). J.J. & M. Geldzahler's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 to the total revenues in J.J. & M. Geldzahler's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on J.J. & M. Geldzahler's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of J.J. & M. Geldzahler and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

Assertions Regarding Exemption Provisions

We, as members of management of J. J. & M. Geldzahler ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 1 7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1. 2019 through December 31, 2019.

J.J. & M.Geldzahler

By:

Judith Geldzahler, partner February 25, 2020

J.J. & M. Geldzahler

(SEC I.D. No. 8-16452)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J.J. & M. Geldzahler

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.J. & M. Geldzahler as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.J. & M. Geldzahler as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.J. & M. Geldzahler's management. Our responsibility is to express an opinion on J.J. & M. Geldzahler's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.J. & M. Geldzahler in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of J.J. & M. Geldzahler's financial statements. The supplemental information is the responsibility of J.J. & M. Geldzahler's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SEC Mail Processing

MAR 02 2020

Washington, DC

Morey, Nee, Buck / Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as J.J. & M. Geldzahler's auditor since 2017.

Bethlehem, Pennsylvania

February 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite 520 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011 • Phone: 212-741-5117

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	24,460
Accounts receivable		885
Total Assets	$	25,345

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	8,305
Total Liabilities		8,305
Contingencies		-
Partners' capital		17,040
Total Liabilities and Partners' Capital	$	25,345

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Mutual Funds	$	32,864
Gain on sale of securities		2,892
Interest / Dividend Income		185
Total Revenues		35,941
Expenses:		
Professional fees		12,025
Regulatory fees		2,000
Telephone and utilities		4,011
Rent		8,100
Office expense		14,925
Total Expenses		41,061
Net Loss	$	(5,120)

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:		
Net Loss	$	(5,120)
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		248
Increase in accounts payable and accrued expenses		6,030
Net Cash Provided by Operating Activities		1,158
Cash Flows from Investing Activities:		
Sale of Investment in Marketable Securities		16,314
Net Cash Provided by Investing Activities		16,314
Cash Flows from Financing Activities:		
Distributions to partners		(41,706)
Net Cash Used in Financing Activities		(41,706)
Net (Decrease) In Cash		(24,234)
Cash at beginning of the year		48,694
Cash at end of the year	$	24,460

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2019

		Total Partners' Capital
Balance, January 1, 2019	$	63,866
Distributions to partners		(41,706)
Net Income (Loss)		(5,120)
Balance, December 31, 2019	$	17,040

The accompanying notes are an integral part of these financial statements.

J.J. & M. GELDZAHLER

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OFOPERATIONS

J. J. & M Geldzahler (the Company) is a New York general partnership and a broker dealer registered under Section (I 5b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on April 1971 in the State of New York, and has its principal business location in Brooklyn, New York.

The Company earns commissions from the sale of shares in regulated investment companies, but does not carry securities accounts for customers nor perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements

Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commission schedule. Additionally, the Company receives "Trail Commissions" which are based on the account holdings of customers who have invested in the funds through the Company. Commission income is generally received in the monthearned.

The Company accounts for revenue in accordance ASC Topic 606, Revenue From Contracts With Customers. No cumulative adjustments to partner's capital was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligation are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Mutual Fund Fees

The Company enters into agreements with Mutual Funds to distribute shares to investors. The Company may receive fees paid by the fund upfront, overtime, upon the investors exit from the fund, or as a combination thereof. The Company believes that it's performance obligations is the sale of securities to investors and as such this is fulfilled on the trade date. Mutual Fund fees recognized in the current period are related to performance obligations that has been satisfied in prior period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable represent amounts due for commissions earned and are considered to be fully collectible by management. Accordingly, no allowance for doubtful accounts is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company represents a limited number of fund distributors. One of the fund distributors accounted for approximately 83% of the Company's income for the year ended December 31, 2019.

Financial instruments potentially subjecting the Company to concentrations of credit risk consist of cash balances in banks. The Company's cash balances are on deposit in federally insured accounts, and bank balances generally do not exceed limits of federal deposit insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820) requires the Company to disclose estimated fair values for its financial instruments. Fair value estimate methods and assumptions for financial instruments are as follows: The carrying amount of cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of their short maturity-under a year.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

3. INCOME TAXES

The Company is organized as a general partnership. As a result, the Company is generally not subject to federal or state income taxation. Instead, each partner is taxed on his or her distributive share of the Company's income, losses, deductions, credits, and related tax items.

The City of New York, however, imposes an unincorporated businesses tax (UBT) when business taxable income of an unincorporated entity exceeds $90,000. While the Company is an "unincorporated entity," no UBT tax was due for 2019.

The Company follows FASB ASC 740-Income Taxes. This topic provides guidance for recognizing and measuring uncertain tax positions. This topic also prescribes threshold conditions that tax positions must meet for any of the benefits of the uncertain tax positions to be recognized in the financial statements. It also provides accounting guidance on derecognizing classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2019.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December 31, 2019, the Company did not recognize any interest or penalties related to income taxes. The Company is currently subject to a three-year statute of limitations on routine tax matters. The Company files a U.S. Return of Partnership Income (Form 1065), New York State (Form IT-204), and New York City Unincorporated Business Tax returns.

4. PARTNERS' CAPITAL

From time to time the Company distributes current or previously earned income to partners. For the year ended December 31, 2019 aggregate distributions to partners were $41,706.

5. COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $675 plus utilities, and it is paid directly to the provider on a usage basis. The lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Operations was $8,100 for the year ended December 31, 2019.

6. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $16,155 which was $11,155 in excess of the amount required.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2020, which is the date the financial statements were available to be issued.

J.J. & M. GELDZAHLER

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Sch I

NET CAPITAL:		
Total partners' capital	$	17,040
Deductions and/or charges:		
Non-allowable assets		(885)
Net capital before haircuts on securities positions		16,155
Haircuts on securities positions		(0)
Net Capital	$	16,155
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	8,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital Required (6-2/3% of aggregate indebtedness)		554
Minimum net capital required	$	5,000
Excess net capital	$	11,555
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	10,155
Ratio: Aggregate indebtedness to net capital is		.51 to 1

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2019 is attributable to the following:

Net capital reported by the Company	$	7,850
Adjustments:		
Add: Elimination for deduction for ownership equity not allowed		8,305
Net capital per audited report:	$	16,155

See Independent Auditor's Report.

J.J. & M. GELDZAHLER

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2018

Sch II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J.J. & M. Geldzahler

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) J.J. & M. Geldzahler identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.J. & M. Geldzahler claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) J.J. & M. Geldzahler stated that J.J. & M. Geldzahler met the identified exemption provisions throughout the most recent fiscal year without exception. J.J. & M. Geldzahler's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.J. & M. Geldzahler's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

Febuary 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Bagiyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0649
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Partners
of J.J. & M. Geldzahler

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by J.J. & M. Geldzahler and the SIPC, solely to assist you and the SIPC in evaluating J.J. & M. Geldzahler's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). J.J. & M. Geldzahler's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 to the total revenues in J.J. & M. Geldzahler's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by J.J. & M. Geldzahler for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on J.J. & M. Geldzahler's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of J.J. & M. Geldzahler and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2020

Assertions Regarding Exemption Provisions

We, as members of management of J. J. & M. Geldzahler ("the Company"). are responsible for compliance with the annual reporting requirements under Rule I 7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1 2019 through December 31, 2019.

J.J. & M. Geldzahler

By: [signature]

Judith Geldzahler, partner February 25, 2020